FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from May 1, 2013 to May 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 10, 2013	By:	/s/ Eiji Miura
Eiji Miura Senior Managing Director

[Translation of Share Buyback Report for the reporting month from May 1, 2013 to May 31, 2013 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on June 10, 2013]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of May 31, 2013

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2013) (Period of repurchase: from May 8, 2013 to May 31, 2013)	40,000,000		35,000,000,000

Repurchases during this reporting month (Date of repurchase)	Date May 8 May 9 May 10	15,189,500 17,856,000 6,954,500	12,000,394,200 14,616,016,400 5,853,975,700

Total	—	40,000,000	32,470,386,300

Aggregate shares repurchased as of the end of this reporting month	40,000,000		32,470,386,300

Progress of share repurchase (%)	100.0		92.8

2.	Status of disposition

as of May 31, 2013

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) May 9 May 20	10 70	7,930 65,380

Subtotal	—	80	73,310

Other (exercise of stock acquisition rights)	(Date) May 1 May 2 May 7 May 8 May 9 May 10 May 13 May 14 May 15 May 16 May 17 May 20 May 21 May 22 May 23 May 24 May 27 May 28 May 29 May 30 May 31	4,712,100 2,763,600 2,931,400 506,100 848,700 307,000 366,900 374,400 695,500 309,400 210,600 254,200 298,200 503,100 162,600 31,500 281,200 2,119,900 1,488,500 1,306,600 500,800	9,005,100

4,671,600

6,270,400

4,663,100

5,918,700

1,738,000

1,797,900

2,759,400

6,242,500

10,231,400

3,549,600

9,304,200

12,346,200

13,628,100

6,663,600

4,324,500

8,036,200

13,131,900

6,735,500

3,514,600

977,800

Subtotal	—	20,972,300	135,510,300

Total	—	20,972,380	135,583,610

3.	Status of shares held in treasury

As of May 31, 2013

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601

Number of shares held in treasury	124,372,945